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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 6*)

                                TRACOR, INC.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (not affiliated with the U.S. based corporation with a similar name)
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
  (including the associated Series A Junior Participating Preferred Stock
                             Purchase Rights)
                       (Title of Class of Securities)

                                 892349200
                   (CUSIP Number of Class of Securities)

        ------------------------------------------------------------

                            Patricia A. Hoffman
                              GEC Incorporated
                        c/o NI Holdings Incorporated
                           5700 West Touhy Avenue
                              Niles, IL 60714

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

        ------------------------------------------------------------

                                  Copy to:

                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000




*Constituting the final amendment to Schedule 14D-1

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          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 27, 1998, as amended by Amendment Nos. 1-5 thereto (as so amended, the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company

          Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          On June 18, 1998, the Purchaser accepted for payment a total of 25,643,374 Shares representing approximately 97% of the outstanding Shares.


Item 10.   Additional Information

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          As previously announced, the tender offer expired at 12:00 midnight, New York City time, on Wednesday, June 17, 1998.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1998


                                   GEC ACQUISITION CORP.


                                   By: /s/ John Currier
                                       ---------------------------------
                                       Name:  John Currier
                                       Title: Secretary and Vice
                                              President


                                   GEC INCORPORATED


                                   By: /s/ Michael Lester
                                       ---------------------------------
                                       Name:  Michael Lester
                                       Title: Director


                                   THE GENERAL ELECTRIC COMPANY,
                                   P.L.C.


                                   By: /s/ Norman Porter
                                       ---------------------------------
                                       Name:  Norman Porter
                                       Title: Secretary


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                               EXHIBIT INDEX


Exhibit
Number              Exhibit Number                         Page No.

*(a)(1)   Offer to Purchase.
*(a)(2)   Letter of Transmittal.
*(a)(3)   Notice Of Guaranteed Delivery.
*(a)(4)   Letter to Brokers, Dealers, Banks, Trust
          Companies and Other Nominees.
*(a)(5)   Letter to Clients for use by Brokers,
          Dealers, Banks, Trust Companies and Other
          Nominees.
*(a)(6)   Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form
          W-9.
*(a)(7)   Form of Summary Advertisement dated
          April 27, 1998.
*(a)(8)   Text of Press Release dated April 27, 1998,
          issued by GEC, p.l.c.
*(a)(9)   Text of notice issued by the Purchaser.
*(a)(10) Text of Press Release dated May 22, 1998, issued by GEC, p.l.c.
*(a)(11) Text of Press Release dated June 11, 1998, issued by GEC, p.l.c.
*(a)(12) Text of Press Release dated June 18, 1998, issued by GEC, p.l.c.
*(b) The Euro 6,000,000,000 Syndicated Credit Facility dated March 25, 1998, among GEC, p.l.c., HSBC Investment Bank PLC, as Agent, Marine Midland Bank, as US Swingline Agent, and certain other financial institutions.
*(c)(1) Agreement and Plan of Merger dated as of April 21, 1998, among the Purchaser, Parent and the Company.
*(c)(2)   Stockholder Agreement dated as of April 21,
          1998, among the Purchaser, Parent and
          certain stockholders of the Company.
*(c)(3)   Confidentiality Agreement dated March 6,
          1998, between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)   Letter dated April 21, 1998, from GEC,
          p.l.c. to the Company.
 (d)      None.


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Exhibit
Number              Exhibit Number                          Page No.

 (e)      Not applicable.
 (f)      None.
*(g) Certified extract from the resolutions of the Board of Directors of Parent dated
          April 21, 1998.

--------------------
*Previously filed.


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